EXHIBIT 11

Radian Group Inc.

Schedule of Net Income Per Share

	Quarter Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
(In thousands, except per-share amounts and market prices)
Net income	$111,674	$108,922	$216,446	$212,855
Preferred stock dividend adjustment	(0)	(825)	(0)	(1,650)

Adjusted net income	$111,674	$108,097	$216,446	$211,205
Average diluted stock options outstanding	5,589.1	5,102.8	5,658.1	5,297.7
Average exercise price per share	$29.36	$27.58	$29.27	$27.21
Average market price per share—diluted basis	$37.86	$51.88	$36.79	$48.80
Average common shares outstanding	93,341	94,708	93,367	94,466
Increase in shares due to exercise of options—diluted basis	1,019	1,679	961	1,668

Adjusted shares outstanding—diluted	94,360	96,387	94,328	96,134
Net income per share—basic	$1.20	$1.14	$2.32	$2.24

Net income per share—diluted	$1.18	$1.12	$2.29	$2.20